UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

TEXAS PACIFIC LAND CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88262P102

(CUSIP Number)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

646-867-1176

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Horizon Kinetics Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,281,215
	8	Shared Voting Power
	9	Sole Dispositive Power 1,281,215
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.69%
14	Type of Reporting Person IA

1	Name of Reporting Persons Horizon Kinetics LLC[1]
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,281,215
	8	Shared Voting Power
	9	Sole Dispositive Power 1,281,215
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.69%
14	Type of Reporting Person IA

____________________
1 Horizon Kinetics LLC (“Horizon”) may be deemed to beneficially own the 1,281,215 Shares beneficially owned by Horizon Kinetics Asset Management LLC.  Horizon has not entered into any separate transactions in the Shares following the filing of Amendment No. 5 other than those listed below under Schedule A by Horizon Kinetics Asset Management.

1	Name of Reporting Persons Murray Stahl
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,435
	8	Shared Voting Power 1,281,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,281,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.69%
14	Type of Reporting Person IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 12, 2021, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, and Amendment No 5 filed with the SEC on February 5, 2024 (“Amendment No. 5” and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the “Schedule 13D”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated for the purpose of including new language whichthat is designed to correct an inadvertent reference to restricted shares.

Horizon Kinetics Asset Management used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 2,435 Shares, all of which were purchased with personal funds.

Mr. Stahl has an indirect ownership interest in 53,488 Shares. The Shares were purchased with funds from the accounts that purchased such Shares, which includes funds deposited by other investors including Mr. Stahl.

The disclosure of this amended and restated Item 3 of Schedule 13D also corrects Mr. Stahl’s ownership as disclosed in Amendment No. 5. In connection with Mr. Stahl’s service on the TPL Board of Directors (the “Board”), Mr. Stahl was awarded 219 Shares. These Shares are not restricted as previously stated in Amendment No. 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the Shares outstanding reported are calculated based upon the 7,674,867 Shares outstanding as of October 30, 2023, as reported in TPL's current Form 10-Q for the period ended September 30, 2023, filed by TPL with the SEC on November 1, 2023.

Horizon Kinetics Asset Management

(a) As of the close of business on February 6, 2024, Horizon Kinetics Asset Management beneficially owned 1,281,215 Shares.

 Percentage: Approximately 16.69%

(b)  1.  Sole power to vote or direct vote: 1,281,215

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,281,215

4. Shared power to dispose or direct the disposition:

(c) Horizon Kinetics Asset Management's transactions in the Shares following the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 26,365 Shares held personally by senior portfolio managers of Horizon Kinetics.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics Asset Management with respect to its proprietary accounts.

Horizon

(a) As of the close of business on February 6, 2024, Horizon beneficially owned 1,281,215 Shares. Horizon may be deemed to beneficially own the 1,281,215 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.69%

(b)  1.  Sole power to vote or direct vote: 1,281,215

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,281,215

4. Shared power to dispose or direct the disposition:

(c) Horizon's transactions in the Shares following the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.

Mr. Stahl

(a) As of the close of business on February 6, 2024, Mr. Stahl directly owned 2,435 Shares and beneficially owned approximately 53,488 Shares. As the Chief Executive Officer, Chairman of the Board and Chief Investment Officer of Horizon Kinetics, Mr. Stahl may be deemed to beneficially own the 1,281,215 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.69%

(b)  1.  Sole power to vote or direct vote: 2,435

2. Shared power to vote or direct vote: 1,281,215

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) Mr. Stahl's transactions in the Shares following the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024	/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC

/s/ Murray Stahl
Murray Stahl

SCHEDULE A

Transactions in Shares During the Past
Sixty (60) Days

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC (1)	12/8/2023	BUY	24	1,546
Horizon Kinetics Asset Management LLC (1)	12/8/2023	SALE	1,400	1,536
Horizon Kinetics Asset Management LLC (1)	12/11/2023	BUY	61	1,555
Horizon Kinetics Asset Management LLC (1)	12/11/2023	SALE	1,418	1,553
Horizon Kinetics Asset Management LLC (1)	12/12/2023	BUY	21	1,546
Horizon Kinetics Asset Management LLC (1)	12/12/2023	SALE	1,410	1,530
Horizon Kinetics Asset Management LLC (1)	12/13/2023	BUY	20	1,574
Horizon Kinetics Asset Management LLC (1)	12/13/2023	SALE	1,400	1,562
Horizon Kinetics Asset Management LLC (1)	12/14/2023	BUY	43	1,604
Horizon Kinetics Asset Management LLC (1)	12/14/2023	SALE	1,400	1,603
Horizon Kinetics Asset Management LLC (1)	12/15/2023	BUY	73	1,584
Horizon Kinetics Asset Management LLC (1)	12/15/2023	SALE	1,454	1,593
Horizon Kinetics Asset Management LLC (1)	12/18/2023	BUY	80	1,604

Horizon Kinetics Asset Management LLC (1)	12/18/2023	SALE	220	1,606
Horizon Kinetics Asset Management LLC (1)	12/19/2023	BUY	25	1,627
Horizon Kinetics Asset Management LLC (1)	12/19/2023	SALE	1,400	1,607
Horizon Kinetics Asset Management LLC (1)	12/20/2023	BUY	35	1,614
Horizon Kinetics Asset Management LLC (1)	12/20/2023	SALE	1,400	1,638
Horizon Kinetics Asset Management LLC (1)	12/21/2023	BUY	69	1,607
Horizon Kinetics Asset Management LLC (1)	12/21/2023	SALE	1,400	1,603
Horizon Kinetics Asset Management LLC (1)	12/22/2023	BUY	30	1,618
Horizon Kinetics Asset Management LLC (1)	12/22/2023	SALE	1,400	1,617
Horizon Kinetics Asset Management LLC (1)	12/26/2023	BUY	58	1,630
Horizon Kinetics Asset Management LLC (1)	12/26/2023	SALE	600	1,623
Horizon Kinetics Asset Management LLC (1)	12/27/2023	BUY	25	1,637
Horizon Kinetics Asset Management LLC (1)	12/27/2023	SALE	200	1,637
Horizon Kinetics Asset Management LLC (1)	12/28/2023	BUY	29	1,600
Horizon Kinetics Asset Management LLC (1)	12/28/2023	SALE	256	1,598

Horizon Kinetics Asset Management LLC (1)	12/29/2023	BUY	25	1,572
Horizon Kinetics Asset Management LLC (1)	12/29/2023	SALE	256	1,572
Horizon Kinetics Asset Management LLC (1)	1/2/2024	BUY	61	1,606
Horizon Kinetics Asset Management LLC (1)	1/2/2024	SALE	549	1,605
Horizon Kinetics Asset Management LLC (1)	1/3/2024	BUY	27	1,596
Horizon Kinetics Asset Management LLC (1)	1/3/2024	SALE	544	1,596
Horizon Kinetics Asset Management LLC (1)	1/4/2024	BUY	28	1,553
Horizon Kinetics Asset Management LLC (1)	1/4/2024	SALE	604	1,551
Horizon Kinetics Asset Management LLC (1)	1/5/2024	BUY	30	1,557
Horizon Kinetics Asset Management LLC (1)	1/5/2024	SALE	544	1,555
Horizon Kinetics Asset Management LLC (1)	1/8/2024	BUY	49	1,541
Horizon Kinetics Asset Management LLC (1)	1/8/2024	SALE	1,344	1,533
Horizon Kinetics Asset Management LLC (1)	1/9/2024	BUY	28	1,532
Horizon Kinetics Asset Management LLC (1)	1/9/2024	SALE	1,364	1,531
Horizon Kinetics Asset Management LLC (1)	1/10/2024	BUY	31	1,513
Horizon Kinetics Asset Management LLC (1)	1/10/2024	SALE	1,344	1,505
Horizon Kinetics Asset Management LLC (1)	1/11/2024	BUY	31	1,512

Horizon Kinetics Asset Management LLC (1)	1/11/2024	SALE	1,344	1,509
Horizon Kinetics Asset Management LLC (1)	1/12/2024	BUY	25	1,531
Horizon Kinetics Asset Management LLC (1)	1/12/2024	SALE	1,208	1,524
Horizon Kinetics Asset Management LLC (1)	1/16/2024	BUY	55	1,476
Horizon Kinetics Asset Management LLC (1)	1/16/2024	SALE	436	1,475
Horizon Kinetics Asset Management LLC (1)	1/17/2024	BUY	29	1,475
Horizon Kinetics Asset Management LLC (1)	1/17/2024	SALE	436	1,471
Horizon Kinetics Asset Management LLC (1)	1/18/2024	BUY	26	1,484
Horizon Kinetics Asset Management LLC (1)	1/18/2024	SALE	1,822	1,465
Horizon Kinetics Asset Management LLC (1)	1/19/2024	BUY	25	1,488
Horizon Kinetics Asset Management LLC (1)	1/19/2024	SALE	438	1,488
Horizon Kinetics Asset Management LLC (1)	1/22/2024	BUY	52	1,489
Horizon Kinetics Asset Management LLC (1)	1/22/2024	SALE	672	1,488

Horizon Kinetics Asset Management LLC (1)	1/23/2024	BUY	25	1,491
Horizon Kinetics Asset Management LLC (1)	1/23/2024	SALE	265	1,491
Horizon Kinetics Asset Management LLC (1)	1/24/2024	BUY	34	1,507
Horizon Kinetics Asset Management LLC (1)	1/24/2024	SALE	258	1,506
Horizon Kinetics Asset Management LLC (1)	1/25/2024	BUY	26	1,494
Horizon Kinetics Asset Management LLC (1)	1/25/2024	SALE	366	1,494
Horizon Kinetics Asset Management LLC (1)	1/26/2024	BUY	27	1,489
Horizon Kinetics Asset Management LLC (1)	1/26/2024	SALE	150	1,489
Horizon Kinetics Asset Management LLC (1)	1/29/2024	BUY	53	1,521
Horizon Kinetics Asset Management LLC (1)	1/29/2024	SALE	266	1,520
Horizon Kinetics Asset Management LLC (1)	1/30/2024	BUY	28	1,505
Horizon Kinetics Asset Management LLC (1)	1/30/2024	SALE	257	1,504
Horizon Kinetics Asset Management LLC (1)	1/31/2024	BUY	27	1,463
Horizon Kinetics Asset Management LLC (1)	1/31/2024	SALE	1,493	1,468
Horizon Kinetics Asset Management LLC (1)	2/1/2024	BUY	25	1,450

Horizon Kinetics Asset Management LLC (1)	2/1/2024	SALE	364	1,450
Horizon Kinetics Asset Management LLC (1)	2/2/2024	BUY	32	1,438
Horizon Kinetics Asset Management LLC (1)	2/2/2024	SALE	1,214	1,430
Horizon Kinetics Asset Management LLC (1)	2/5/2024	BUY	25	1,429
Horizon Kinetics Asset Management LLC (1)	2/5/2024	SALE	364	1,429
Horizon Kinetics Asset Management LLC (1)	2/6/2024	BUY	27	1,445
Horizon Kinetics Asset Management LLC (1)	2/6/2024	SALE	364	1,444

(1) Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,281,215 Shares beneficially owned directly by Horizon Kinetics Asset Management LLC.

[Horizon has not entered into any transactions in the Shares following the filing of Amendment No. 5.]